SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM T- 3


                  APPLICATION FOR QUALIFICATION OF INDENTURE
                     UNDER THE TRUST INDENTURE ACT OF 1939




                                 Warnaco Inc.
                              (Name of Applicant)

                                90 Park Avenue
                           New York, New York 10016

                   (Address of Principal Executive Offices)

                       SECURITIES TO BE ISSUED UNDER THE
                           INDENTURE TO BE QUALIFIED


            TITLE OF CLASS                              AMOUNT
      Second Lien Notes Due 2008                     $200,942,000

         Approximate date of proposed public offering: As soon as practicable after the date of this Application for Qualification.

Name and address of agent for service:           Copies to be sent to:
Stanley P. Silverstein, Esq.                     Alan G. Straus, Esq.
The Warnaco Group, Inc.                          Skadden, Arps, Slate,
90 Park Avenue                                    Meagher & Flom LLP
New York, New York 10016                         Four Times Square
(212) 661-1300                                   New York, New York  10036
                                                 (212) 735-3000


The Applicant hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after the filing of a further amendment which states that it shall supercede this amendment, or (ii) such date as the Commission, acting pursuant to
Section 307(c) of the Act, may determine upon the written request of the Applicant.



1.       General Information

         (a)      Warnaco Inc. (the "Corporation") is a Delaware corporation.

         (b) The Corporation was organized under the laws of the State of Delaware, on October 22, 1969.

2.       Securities Act Exemption Applicable

         The Corporation will issue, pursuant to the terms of the Joint Plan of Reorganization of The Warnaco Group, Inc., as debtor in possession and certain of its affiliated debtors-in-possession (the "Debtors"), as amended (the "Plan"), under Title 11 of the United States Code (the "Bankruptcy Code"), Second Lien Notes due 2008 (the "Notes") on the later of the date on which the Debtors consummate the Plan (the "Effective Date") and the date of the qualification of the Indenture (as defined below) pursuant to this application. The Notes will be issued pursuant to an indenture between the Corporation, its parent The Warnaco Group, Inc. (the "Parent Guarantor") and the Subsidiary Guarantors named herein as obligors under item 9 (collectively, the "Subsidiary Guarantors") and Wells Fargo Bank, N.A., as Trustee (the "Indenture") which is the subject of this application. Capitalized terms used herein, not otherwise defined, have the meaning ascribed to them in the Plan. Pursuant to the Plan, the holders of Class 2 - Senior Secured Bank Claims (the "Claims") shall receive in partial satisfaction, settlement, release, and discharge of and in exchange for their Claims the Notes in an aggregate principal amount of $200 million. Pursuant to the Plan, in partial satisfaction of the Alvarez Incentive Bonus, Antonio C. Alvarez II shall receive Notes in a principal amount of $0.942 million.

         By an order dated November 14, 2002, the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court") approved the Debtors' Disclosure Statement to the First Amended Joint Plan of Reorganization of The Warnaco Group, Inc. and its Affiliated Debtors and Debtors-In-Possession Under Chapter 11 of Title 11 of The United States Code Dated November 8, 2002 (the "Plan"), as containing information of a kind, and in sufficient detail, as far as is reasonably practicable to enable holders of claims to make an informed judgment about the Plan, as required under section 1125 of the Bankruptcy Code. The Plan was confirmed pursuant to an order entered by the Bankruptcy Court on January 16, 2003 (the "Confirmation Order"). In order for the Plan to become effective certain conditions specified in section 4.1 of the Plan must be satisfied or waived in accordance with section 4.2 of the Plan.

         The Corporation believes that the issuance of the Notes is exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act") pursuant to Section 1145(a)(1) of the Bankruptcy Code, which exempts the issuance of securities from the registration requirements of the Securities Act and equivalent state securities and "blue sky" laws under circumstances where (i) the securities are issued by a debtor, a debtor's affiliate participating in a joint plan of reorganization with the debtor, or a successor of the debtor under a plan or reorganization, (ii) the recipients of the securities hold a claim against, an interest in, or a claim for an administrative expense against, the debtor, and (iii) the securities are issued entirely in exchange for the recipient's claim against or interest in the debtor, or are issued principally in such exchange and partly for cash or property. The Applicant believes that the issuance of the Notes contemplated by the Plan will satisfy these requirements. The Corporation, the issuer of the Notes, is one of the Debtors. The Notes are being issued pursuant to the Plan in exchange for the Claims. The fact that the Corporation or its affiliates may also provide other property in exchange for the Claims is not relevant.

                                 AFFILIATIONS

3.       Affiliates

         (i) The following table sets forth the Affiliates of the Corporation as of the date of this application, including their respective percentages of voting securities, or other bases of control. There is no person or entity that controls or has a greater than 10 percent interest in the voting securities of the Parent Guarantor. Several countries require a minimum number of shareholders. In these instances various corporate officers hold one share each to meet these requirements. This table does not reflect these holdings.

The Warnaco Group, Inc. a Delaware corporation owns 100% of the voting securities of:

         Myrtle Ave. Inc., a Delaware corporation
         Designer Holdings, Ltd., a Delaware corporation, which owns 100% of:
                  Outlet Stores, Inc., a Delaware corporation
                  Outlet Holdings, Inc., a Delaware corporation
                  Rio Sportswear Inc., a Delaware corporation, which owns 100% of:
                           AEI Management Corp., a California corporation
                  Jeanswear Holdings, Inc., a Delaware corporation, which owns 100% of:
                           Calvin Klein Jeanswear Company, a Delaware corporation, which owns 100% of:
                                    CKJ Holdings Inc., a Delaware corporation
                                    CKJ Sourcing Inc., a Delaware corporation
                                    Abbeville Manufacturing Co., a Delaware corporation
                                    Kai Jay Manufacturing Company, a Delaware corporation
                  Designer Holdings Overseas Ltd., a Hong Kong corporation
         Authentic Fitness Corporation, a Delaware corporation, which owns 100% of:
                  Ubertech Products Inc., a Delaware corporation
                  Authentic Fitness (H.K.) Ltd, a Barbados corporation
                  Authentic Fitness Products, Inc., a Delaware corporation, which owns 100% of:
                           Authentic Fitness Online Inc., a Nevada corporation
                           CCC Acquisition Corp., a Delaware corporation
                           CCC Acquisition Realty Corp., a Delaware corporation
                           Authentic Fitness Retail Inc., a Delaware corporation
                           Authentic Fitness of Canada Inc., a Canadian corporation
                           Vista de Yucatan S.A. de C.V., a Mexican corporation
                  Authentic Fitness de Mexico S.A. de C.V., a Mexican corporation
         Warnaco Inc., a Delaware corporation, which owns 100% of:
                  Warnaco Puerto Rico, Inc., a Delaware corporation
                  Warnaco U.S., Inc., a Delaware corporation
                  A.B.S. Clothing Collection Inc., a Delaware corporation
                  C.F. Hathaway Company, a Delaware corporation
                  Warnaco International L.L.C., a Delaware LLC (only 99% owned by Warnaco, Inc.)
                  184 Benton Street Inc., a Delaware corporation, which owns 1% of:
                           Warnaco International L.L.C., a Delaware LLC
                  Penhaligon's by Request, Inc., a Delaware corporation
                  Blanche Inc., a Delaware corporation
                  Warnaco Men's Sportswear Inc., a Delaware corporation
                  Gregory Street, Inc., a Delaware corporation, which owns 100% of:
                           Warnaco Operations Corporation, a Delaware corporation
                  Warnaco International, Inc., a Delaware corporation, which owns 100% of:
                           Warmana Limited, a Delaware corporation, which owns 100% of:
                                    Hamlet Manufacturing S.A., a Honduras corporation
                                    Olga de Villanueva, S.A., a Honduras corporation
                                    Warner's de Honduras, S.A., a Honduras corporation
                                    Williams Manufacturing, S.A., a Honduras corporation
                                    Juarmex S.A. de C.V., a Mexican corporation
                           Warner's (EIRE) Teoranta, an Ireland corporation
                           Warnaco Sourcing Inc., a Delaware corporation
                           Warner's de Costa Rica Inc., a Delaware corporation
                           Warner's Company (Belgium) S.A., a Belgium corporation, which owns 100% of:
                                    Donatex-Warnaco S.A., a Belgium corporation
                                    Warnaco France SARL, a French corporation, which owns:
                                            99.8% of Calvin Klein France SnC, a French partnership
                           Warner's de Mexico, S.A. de C.V., a Mexican corporation
                           Warnaco Netherlands B.V., a Netherlands corporation (only .04% is owned by Warnaco International Inc., a
                           Delaware corporation)
                  Warnaco Ventures Ltd., a Delaware corporation, which owns 100% of:
                           Ventures Ltd., a Delaware corporation
                  Warnaco B.V., a Netherlands corporation, which owns:
                           100% of Warnaco Holland B.V., a Netherlands corporation, which owns:
                                    50% of Lenitex-Warnaco GesmbH, an Austria corporation
                                    50% of Lejaby S.A.S., a French corporation, which owns:
                                            99% of Euralis S.A.S., a French corporation
                                            24.5% of Warnaco SrL, an Italian corporation
                                    50% of Warnaco Lac One Gmbh, a German corporation, which owns:
                                            99% of Eratex-Warnaco Lac Two Gmbh Co. KG, a German partnership
                                            90% of Warnaco Lac Two GmbH, a German corporation, which owns:
                                                     1% of Eratex-Warnaco Lac Two Gmbh Co. KG, a German partnership
                                    37.75% of Warnaco SrL, an Italian corporation
                                    50% of Lintex-Warnaco S.A., a Switzerland corporation
                           50% of WAS B.V., a Netherlands corporation
                           97.56% of Warnaco Netherlands B.V., a Netherlands corporation, which owns:
                                    50% of Lenitex-Warnaco GesmbH, an Austria corporation
                                    50% of Lejaby S.A.S., a French corporation
                                    50% of Warnaco Lac One Gmbh, a German corporation
                                    10% of Warnaco Lac Two GmbH, a German corporation
                                    50% of Lintex-Warnaco S.A., a Switzerland corporation
                                    100% of Warner's (U.K.) Ltd., a United Kingdom corporation, which owns:
                                            100% of Mullion Int. BVI, a British Virgin Islands corporation
                                            100% of Leratex Warnaco Ltd., a United Kingdom corporation
                                            100% of Hamlet Shirt Company Ltd., an United Kingdom corporation
                                            .2% of Calvin Klein France SnC, a French partnership
                                    100% of Warnaco of Canada Company, a Canadian corporation, which owns 100% of:
                                            Tilbes Servisport Inc., a Canadian corporation
                                    1% of Euralis S.A.S., a French corporation
                                    37.75% of Warnaco SrL, an Italian corporation
                           100% of Warnaco Portugal - Vestuario e Acessorios, Sociedade Unipessoal, Lda., a Portugal corporation
                           100% of Warnaco Germany GmbH, a German corporation
                  Warnaco (H.K.) Ltd., a Barbados corporation, which owns 100% of:
                           Warnaco Singapore Private Ltd., a Singapore corporation
                  Warner's Aiglon S.A., a French corporation, which owns 100% of:
                           PMJ S.A., a French corporation
                  Warnaco Japan K.K., a Japanesse corporation
                  Vista de Puebla S.A. de C.V., a Mexican corporation
                  Vista de Huamantla S.A. de C.V., a Mexican corporation
                  Centro de Corte de Tetla S.A. de C.V., a Mexican corporation
                  Linda Vista de Veracruz S.A. de C.V., a Mexican corporation
                  Lina Vista de Tlaxcala S.A. de C.V., a Mexican corporation
                  Olguita de Mexico S.A., a Mexican corporation
                  WAC Internacional Distrubcion de Puebla S.A. de C.V., a Mexican corporation
                  Warnaco Intimo S.A., a Spain corporation
                  Warnaco Netherlands B.V., a Netherlands corporation (only 2.4% is owned by Warnaco Inc., a Delaware corporation)
                  Warnaco Ltd. (U.K.), a United Kingdom corporation
                  Private Pleasures Limited, a United Kingdom corporation

         (ii)     The following table sets forth the affiliates of the Corporation as of the Effective Date including their respective percentages of voting securities, or other bases of control. Pursuant to the Plan, certain restructuring transactions will occur on the Effective Date, including without limitation, (a) each of Warnaco Ventures Ltd., Ventures Ltd. and Blanche
Inc. will be merged into Warnaco Inc. and Warnaco Inc. will be the surviving corporation in such merger; (b) AEI Management
Corporation will be merged into Rio Sportswear Inc. and Rio Sportswear Inc. will be the surviving corporation in such merger;
(c) CCC Acquisition Realty Corp. will be merged into Authentic Fitness Products Inc. and Authentic Fitness Products Inc. will be the surviving corporation in such merger; (d) CKJ Sourcing Inc. will be merged into Calvin Klein Jeanswear Company and Calvin
Klein Jeanswear Company will be the surviving entity in such merger; and (e) The Warnaco Group, Inc. will transfer 100% of the shares held by The Warnaco Group, Inc. in each of Myrtle Avenue, Inc., Authentic Fitness Corporation and Designer Holdings Ltd.
to Warnaco Inc. Except as otherwise set forth in the Plan, the corporate structure and equity ownership of the Debtors and their subsidiaries will be unchanged. Several countries require a minimum number of shareholders. In these instances various corporate officers hold one share each to meet these requirements. This table does not reflect these holdings.

         The Warnaco Group, Inc., a Delaware corporation, owns 100% of the voting securities of the Corporation.  The Corporation owns 100% of the voting securities of:

         Myrtle Ave. Inc., a Delaware corporation
         Designer Holdings, Ltd., a Delaware corporation, which owns 100% of:
                  Outlet Stores, Inc., a Delaware corporation
                  Outlet Holdings, Inc., a Delaware corporation
                  Rio Sportswear Inc., a Delaware corporation
                  Jeanswear Holdings, Inc., a Delaware corporation, which owns 100% of:
                           Calvin Klein Jeanswear Company, a Delaware corporation, which owns 100% of:
                                    CKJ Holdings Inc., a Delaware corporation
                                    Abbeville Manufacturing Co., a Delaware corporation
                                    Kai Jay Manufacturing Company, a Delaware corporation
                  Designer Holdings Overseas Ltd., a Hong Kong corporation
         Authentic Fitness Corporation, a Delaware corporation, which owns 100% of:
                  Ubertech Products Inc., a Delaware corporation
                  Authentic Fitness (H.K.) Ltd, a Barbados corporation
                  Authentic Fitness Products, Inc., a Delaware corporation, which owns 100% of:
                           Authentic Fitness Online Inc., a Nevada corporation
                           CCC Acquisition Corp., a Delaware corporation
                           Authentic Fitness Retail Inc., a Delaware corporation
                           Authentic Fitness of Canada Inc., a Canadian corporation
                           Vista de Yucatan S.A. de C.V., a Mexican corporation
                  Authentic Fitness de Mexico S.A. de C.V., a Mexican corporation
         Warnaco Puerto Rico, Inc., a Delaware corporation
         Warnaco U.S., Inc., a Delaware corporation
         A.B.S. Clothing Collection Inc., a Delaware corporation
         C.F. Hathaway Company, a Delaware corporation
         Warnaco International L.L.C., a Delaware LLC (only 99% owned by Warnaco, Inc.)
         184 Benton Street Inc., a Delaware corporation, which owns 1% of:
                  Warnaco International L.L.C., a Delaware LLC
         Penhaligon's by Request, Inc., a Delaware corporation
         Warnaco Men's Sportswear Inc., a Delaware corporation
         Gregory Street, Inc., a Delaware corporation, which owns 100% of:
                  Warnaco Operations Corporation, a Delaware corporation
         Warnaco International, Inc., a Delaware corporation, which owns 100% of:
                  Warmana Limited, a Delaware corporation, which owns 100% of:
                           Hamlet Manufacturing S.A., a Honduras corporation
                           Olga de Villanueva, S.A., a Honduras corporation
                           Warner's de Honduras, S.A., a Honduras corporation
                           Williams Manufacturing, S.A., a Honduras corporation
                           Juarmex S.A. de C.V., a Mexican corporation
                  Warner's (EIRE) Teoranta, an Ireland corporation
                  Warnaco Sourcing Inc., a Delaware corporation
                  Warner's de Costa Rica Inc., a Delaware corporation
                  Warner's Company (Belgium) S.A.,a Belgium corporation, which owns 100% of:
                           Donatex-Warnaco S.A., a Belgium corporation
                           Warnaco France SARL, a French corporation, which owns:
                                    99.8% of Calvin Klein France SnC, a French partnership
                  Warner's de Mexico, S.A. de C.V., a Mexican corporation
                  Warnaco Netherlands B.V., a Netherlands corporation (only .04% is owned by Warnaco International Inc., a Delaware corporation)
         Warnaco B.V., a Netherlands corporation, which owns:
                  100% of Warnaco Holland B.V., a Netherlands corporation, which owns:
                           50% of Lenitex-Warnaco GesmbH, an Austria corporation
                           50% of Lejaby S.A.S., a French corporation, which owns:
                                    99% of Euralis S.A.S., a French corporation
                                    24.5% of Warnaco SrL, an Italian corporation
                           50% of Warnaco Lac One Gmbh, a German corporation, which owns:
                                    99% of Eratex-Warnaco Lac Two Gmbh Co. KG, a German partnership
                                    90% of Warnaco Lac Two GmbH, a German corporation
                                            1% of Eratex-Warnaco Lac Two Gmbh Co. KG, a German partnership
                           37.75% of Warnaco SrL, an Italian corporation
                           50% of Lintex-Warnaco S.A., a Switzerland corporation
                  50% of WAS B.V., a Netherlands corporation
                  97.56% of Warnaco Netherlands B.V., a Netherlands corporation, which owns:
                           50% of Lenitex-Warnaco GesmbH, an Austria corporation
                           50% of Lejaby S.A.S., a French corporation
                           50% of Warnaco Lac One Gmbh, a German corporation
                           10% of Warnaco Lac Two GmbH, a German corporation
                           50% of Lintex-Warnaco S.A., a Switzerland corporation
                           100% of Warner's (U.K.) Ltd., a United Kingdom corporation, which owns:
                                    100% of Mullion Int. BVI, a British Virgin Islands corporation
                                    100% of Leratex Warnaco Ltd., a United Kingdom corporation
                                    100% of Hamlet Shirt Company Ltd., an United Kingdom corporation
                                    .2% of Calvin Klein France SnC, a French partnership
                           100% of Warnaco of Canada Company, a Canadian corporation which owns 100% of:
                                    Tilbes Servisport Inc., a Canadian corporation
                           1% of Euralis S.A.S., a French corporation
                           37.75% of Warnaco SrL, an Italian corporation
                  100% of Warnaco Portugal - Vestuario e Acessorios, Sociedade Unipessoal, Lda., a Portugal corporation
                  100% of Warnaco Germany GmbH, a German corporation
         Warnaco (H.K.) Ltd., a Barbados corporation, which owns 100% of:
                  Warnaco Singapore Private Ltd., a Singapore corporation
         Warner's Aiglon S.A., a French corporation, which owns 100% of:
                  PMJ S.A., a French corporation
         Warnaco Japan K.K., a Japanesse corporation
         Vista de Puebla S.A. de C.V., a Mexican corporation
         Vista de Huamantla S.A. de C.V., a Mexican corporation
         Centro de Corte de Tetla S.A. de C.V., a Mexican corporation
         Linda Vista de Veracruz S.A. de C.V., a Mexican corporation
         Linda Vista de Tlaxcala S.A. de C.V., a Mexican corporation
         Olguita de Mexico S.A., a Mexican corporation
         WAC Internacional Distrubcion de Puebla S.A. de C.V., a Mexican corporation
         Warnaco Intimo S.A., a Spain corporation
         Warnaco Netherlands B.V., a Netherlands corporation (only 2.4% is owned by Warnaco Inc., a Delaware corporation)
         Warnaco Ltd. (U.K.), a United Kingdom corporation
         Private Pleasures Limited, a United Kingdom corporation



                            MANAGEMENT AND CONTROL

4.       Directors and Executive Officers

         (i) The following table lists the names and offices held by all directors and executive officers of the Corporation as of the date of this application. The mailing address for each of the individuals listed in the following table is:

                          c/o The Warnaco Group, Inc.
                                90 Park Avenue
                           New York, New York 10016

Name                                             Office
Antonio C. Alvarez II                            Director, President and Chief Executive Officer
James P. Fogarty                                 Chief Financial Officer and Senior Vice President-Finance
Stanley P. Silverstein                           Vice President, General Counsel, Secretary and Chief
                                                 Administrative Officer
Stuart D. Buchalter                              Director and Non-Executive Chairman of the Board
Joseph A. Califano, Jr.                          Director
Donald G. Drapkin                                Director
Richard Karl Goeltz                              Director
Harvey Golub                                     Director
Dr. Manuel T. Pacheco                            Director
Linda J. Wachner                                 Director


         (ii)     The following table lists the names and offices to be held by all directors and executive officers of the
Corporation as of the Effective Date.  The mailing address for each of the individuals listed in the following table is:

                                                      c/o The Warnaco Group, Inc.
                                                            90 Park Avenue
                                                       New York, New York 10016

NAME                                             OFFICE
Antonio C. Alvarez II                            Director, President and Chief Executive Officer
James P. Fogarty                                 Director, Chief Financial Officer and Senior Vice
                                                 President-Finance
Stanley P. Silverstein                           Vice President-Administration, Chief Administrative
                                                 Officer and Secretary
Stuart D. Buchalter                              Director and Non-Executive Chairman of the Board
Richard Karl Goeltz                              Director
Harvey Golub                                     Director


5.       Principal Owners of Voting Securities

         (a) As of the date of this application, the Parent Guarantor owned 100% of the voting securities of the Corporation.

         (b) As of the Effective Date, the Parent Guarantor will continue to own 100% of the voting securities of the Corporation.

                                 UNDERWRITERS

6.       Underwriters

         (a) No person has acted as underwriter for the Corporation's securities issued in the last three years.

         (b) No person is acting, or proposed to be acting, as principal underwriter of the securities proposed to be offered pursuant to the Indenture.

                              CAPITAL SECURITIES

7.       Capitalization

         (i)      As of the date of this application:

                  (a)      Capitalization

Title of Class                                        Amount Authorized              Amount Outstanding

Capital Stock (in number of shares)

   Class A Common Stock, par value $0.01 per share             130,000,000                   65,232,594


   Preferred Stock, par value $0.01 per share....               10,000,000                         None

Debt Securities (amount in thousands):
                                                                       N/A                          N/A
   N/A

                  (b)      The holders of the common stock have one vote per share and have the right to vote on the election and removal of the directors of the Corporation and on all matters to be voted on by the stockholders of the Corporation. Each share of preferred stock of any series shall have voting rights equal to 1/1000th of the vote of one share of common stock. The preferred stock will vote together with the common stock as a single class on any matters presented to a vote of stockholders.

         (ii)     As of the Effective Date:

                  (a)      Capitalization:

Title of Class                                        Amount Authorized              Amount Outstanding

Capital Stock (in number of shares)

   Class A Common Stock, par value $0.01 per share             112,500,000                   45,000,000


   Preferred Stock, par value $0.01 per share....               19,887,500                         None

   Series A Preferred Stock, par value $0.01
         per share...............................                  112,500                         None

Debt Securities (amount in thousands):

   Second Lien Notes due 2008....................                 $200,942                     $200,942

                  (b)      The voting rights of the common stock issued on the Effective Date will be identical to the voting rights of the Corporation's current common stock described in this Item 7(i)(b). The holders of Units of Series A Preferred
Stock shall be entitled to one vote on all matters submitted to a vote of the stockholders of the Corporation. The holders of
Units of Series A Preferred Stock and the holders of shares of common stock shall vote together as one class on all matters submitted to a vote of stockholders of the Corporation. If dividends on any Units of Series A Preferred Stock shall be in arrears in an amount equal to six quarterly dividends, then all holders of Units of Series A Preferred Stock, voting separately as a class, shall have the right to elect two Directors of the Corporation. Under the Plan, the Corporation's existing common stock will be cancelled as of the Effective Date.


                             INDENTURE SECURITIES

8.       Analysis of Indenture Provisions

         The following is a general description of certain provisions of the Indenture to be qualified and is subject in its entirety by reference to the form of the Indenture to be qualified, filed as Exhibit T3C hereto and is incorporated herein by reference. Terms used below have the meaning ascribed to them in the Indenture.

         (a) Defaults under the Indenture; Withholding of Notice of Default

         The events of Default set forth in Section 501 of the Indenture include:

                  (i) the Corporation or any other Loan Party defaults in payment of principal or interest on any Security when the same becomes due and payable;

                  (ii) any representation or warranty made by the Corporation or other Loan Party in connection with any Loan Document proves to be incorrect in any material respect when made;

                  (iii) failure by the Corporation or any other Loan Party to perform or observe any term, covenant or agreement contained in Sections [ ] of the Indenture;

                  (iv) failure by the Corporation or any other Loan Party to perform or observe any term, covenant or agreement in any Loan Document (if such failure remains unremedied after 60 days from the earlier of the date on which (a) an officer becomes aware of such failure or (b) written notice thereof is given to the Corporation);

                  (v) failure by any Loan Party or any of its Subsidiaries to pay any principal or interest on any Debt of such Loan Party or such Subsidiary that is outstanding in a principal amount of at least $20,000,000 either individually or in the aggregate, when the same becomes due and payable; or any other event occurs that has the effect of accelerating the maturity of such Debt or otherwise cause such Debt to mature; or any Debt is declared to be due and payable or required to be prepaid or redeemed, purchased or defeased, or an offer to prepay, redeem or purchase such Debt shall be required to be made, in each case prior to the stated maturity thereof;

                  (vi) certain events of bankruptcy or insolvency relating to any Loan Party or any of its Subsidiaries as specified in the Indenture;

                  (vii) any final judgments or orders, either individually or in the aggregate, for the payment of money in excess of $[ ] is rendered against any Loan Party or any of its Subsidiaries;

                  (viii) any non-monetary judgment or order is rendered against any Loan Party or any of its Subsidiaries in an amount in excess of $[ ] that could be reasonably likely to have a Material Adverse Effect;

                  (ix) any provision of any Loan Document shall for any reason cease to be valid and binding on or enforceable against any Loan Party and the effect of this could be reasonably likely to have a Material Adverse Effect;

                  (x) any Collateral Documents or financing statement ceases to create a valid and perfected second priority lien on and security interest in the Collateral and the effect could be reasonably likely to have a Material Adverse Effect;

                  (xi) a Change of Control occurs;

                  (xii) any ERISA Event occurs with respect to a Plan and the sum of the insufficiency of such Plan exceeds $[ ];

                  (xiii) any Loan Party or any ERISA Affiliate shall be notified by the sponsor of a Multiemployer Plan that it has incurred Withdrawal Liability in excess of $[ ]; or

                  (xiv) any Loan Party or any ERISA Affiliate shall be notified by the sponsor of a Multiemployer Plan that such Multiemployer Plan is in reorganization or is being terminated and as a result the annual contributions of the Loan Parties and the ERISA Affiliates to all Multiemployer Plans that are then in reorganization or being terminated will be increased over the amounts contributed to such plans prior to such reorganization or termination by an amount exceeding $[ ].

         The Indenture provides that the Indenture Trustee will, within 90 days after the occurrence of a default, give the Holders notice of all uncured defaults known to it, provided that, except in the case of a default in the payment of the principal of or interest on any Security, the Indenture Trustee shall be protected in withholding such notice if the board of directors, the executive committee and/or a Responsible Officer of the Indenture Trustee in good faith determines that the withholding of such notice is in the interest of the Holders.

         In case any Event of Default (as defined in the Indenture) will occur and be continuing, the Indenture Trustee or the holders of not less than the Required Holders may declare the principal of and all accrued interest on all the Securities to be due and payable immediately. In the event of an actual or deemed entry of an order for relief with respect to any Loan Party or any of its Subsidiaries under the Bankruptcy Code, the Securities, all such principal and interest shall automatically become due and payable, without presentment, demand, protest or notice of any kind.

         The Required Holders, by written notice to the Corporation and the Indenture Trustee, may rescind and annul a declaration of acceleration and its consequences if (a) the Corporation has deposited with the Indenture Trustee a sum sufficient to pay (i) all overdue interest on all Outstanding Securities,
(ii) all unpaid principal and interest of any Outstanding Securities which has become due (other than by such declaration of acceleration), (iii) interest on overdue interest (to the extent such payment is lawful), and (iv) all sums paid by the Indenture Trustee under the Indenture and all reasonable expenses and compensation of the Indenture Trustee and (b) all Events of Defaults have been cured or waived as provided in the Indenture (other than the non-payment of amounts of principal and interest which have become due solely by the declaration of acceleration).

         (b)      Authentication and Delivery of Securities; Application of
Proceeds

         As set forth in Section 305 of the Indenture, the Securities to be issued under the Indenture may from time to time be executed on behalf of the Corporation by its Chairman, its President or a Vice President and delivered to the Indenture Trustee for authentication and delivery in accordance with the Indenture. Each Security shall be dated the date of its delivery, and no Security shall be valid unless it bears a certificate of authentication, as provided in the Indenture, executed by the Indenture Trustee by manual signature of an authorized officer, and such certificate shall be conclusive evidence that such Security has been duly authenticated and delivered under the Indenture.

         There will be no proceeds (and therefore no application of such proceeds) from the issuance of the Securities because the Securities will be issued as part of an exchange for claims of the plaintiffs pursuant to the Plan.

         (c) Release or Substitution of Property Subject to the Lien of the Indenture

         As set forth in Section 7.12 of the Pledge and Security Agreement (the "Agreement"), at the time provided in Section 10.7(b)(i) of the Credit Agreement , the Collateral shall be released from the Lien granted by the Administrative Agent for the benefit of the Senior Secured Parties and to the extent that the Agreement relates to such Lien, the Agreement and all obligations of the Administrative Agent and each Grantor under the Agreement shall terminate, all without delivery of any instrument or performance of any act by any party and all rights to the Collateral shall revert to the Grantors.

         At the time provided in Section [ ] of the [ ], the Collateral shall be released from the Lien granted to the Noteholder Collateral Trustee for the benefit of the Noteholder Secured Parties and to the extent that this Agreement relates to such Lien, the Agreement and all obligations of the Noteholder Collateral Trustee and each Grantor under the Agreement shall terminate, all without delivery of any instrument or performance of any act by any party and all rights to the Collateral shall revert to the Grantors.

         If the Administrative Agent shall be directed or permitted pursuant to Section 10.7(b)(ii) or (iii) of the Credit Agreement to release any Lien created under the Agreement upon any Collateral, such Collateral shall be released from the Lien created under the Agreement to the extent provided under, and subject to the terms and conditions set forth in Section 10.7(b)(ii) or (iii) of the Credit Agreement.

         At the request and sole expense of the Borrower, a Grantor shall be released from its obligations under the Agreement in the event that all the capital stock of such Grantor shall be so sold or disposed.

         (d)      Satisfaction and Discharge of the Indenture

         As set forth in Section 401 of the Indenture, the Indenture will be discharged and will cease to be of further effect, (except as to rights of registration of transfer or exchange of Securities therein expressly provided for) when:

         (i) all Securities authenticated and delivered (other than Securities which have been destroyed, lost or stolen and which have been replaced or paid as provided in the Indenture or Securities for whose payment money has theretofore been deposited in trust and thereafter repaid to the Corporation) have been delivered to the Indenture Trustee for cancellation; or

         (ii) (a) all Securities that have not been delivered to the Indenture Trustee for cancellation have become due and payable, or (b) will become due and payable within one year, or (c) are to be called for redemption within one year under arrangements satisfactory to the Indenture Trustee for giving the notice of redemption by the Indenture Trustee in the name, and at the expense, of the Corporation, and, in the case of (a), (b) or (c) above, the Corporation has deposited or caused to be deposited with the Indenture Trustee as funds in trust for the purpose sufficient to pay and discharge the entire indebtedness on the Securities not delivered to the Indenture Trustee for cancellation, including the principal and interest on such Securities to the date of such deposit or to maturity;

         (iii) the Corporation has paid or caused to be paid all other sums payable under the Indenture by the Corporation; and

         (iv) the Corporation has delivered to the Indenture Trustee an Officer's Certificate (as defined in the Indenture) and an Opinion of Counsel (as defined in the Indenture) each stating that all conditions precedent relating to the satisfaction and discharge of the Indenture have been complied with.

         Notwithstanding the satisfaction and discharge of the Indenture, the obligations of the Corporation to the Indenture Trustee under Section 606 (relating to compensation and re-imbursement of the Indenture Trustee), and if money shall have been deposited with the Indenture Trustee pursuant to clause
(ii) above, the obligations of the Indenture Trustee under Section 402 (relating to the application of trust money) and Section 1002 (relating to money for security payment to be held in trust) shall survive.

         As set forth in Section 402 of the Indenture, all money deposited with the Indenture Trustee, as described above, shall be held in trust and applied by it, in accordance with the provisions of the Securities and the Indenture, to the payment, either directly or through any Paying Agent (as defined in the Indenture), to the payment of the principal and interest for whose payment such money has been deposited with the Indenture Trustee. Such funds do not need to be segregated from other funds except to the extent required by law.

         (e)      Evidence of Compliance with Conditions

         As set forth in Section 102 of the Indenture, upon any request or application by the Corporation or any other Loan Party to the Indenture Trustee to take any action under the Indenture, the Corporation or such other Loan Party, shall furnish to the Indenture Trustee an Officer's Certificate (as defined in the Indenture) and an Opinion of Counsel (as defined in the Indenture), as may be required by the Indenture Trustee, to the effect that all conditions precedent and covenants, if any, provided for in the Indenture relating to the proposed actions have been satisfied.

         Every certificate or opinion with respect to compliance with a condition or covenant provided for in the Indenture shall include: (i) a statement that each individual signing such certificate or opinion has read such covenant or condition and the definitions relating thereto, (ii) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based, (iii) a statement that, in the opinion of each such individual, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with, and (iv) a statement as to whether, in the opinion of each such individual, such condition or covenant has been complied with.

9.       Other Obligors

         Each of the following Subsidiary Guarantors have guaranteed the Corporations payment obligations under the Indenture. The mailing address for each of the following is:

                                    c/o The Warnaco Group, Inc.
                                          90 Park Avenue
                                     New York, New York 10016

                                    184 Benton Street Inc.
                                    A.B.S. Clothing Collection Inc.
                                    Abbeville Manufacturing Co.
                                    AEI Management Corporation
                                    Authentic Fitness Corporation
                                    Authentic Fitness On-line, Inc.
                                    Authentic Fitness Products Inc.
                                    Authentic Fitness Retail Inc.
                                    Blanche Inc.
                                    CCC Acquisition Corp.
                                    CCC Acquisition Realty Corp.
                                    C.F. Hathaway Company
                                    Calvin Klein Jeanswear Company
                                    CKJ Holdings, Inc.
                                    CKJ Sourcing, Inc.
                                    Designer Holdings Ltd.
                                    Gregory Street, Inc.
                                    Jeanswear Holdings Inc.
                                    Kai Jay Manufacturing Company
                                    Myrtle Avenue Inc.
                                    Outlet Holdings, Inc.
                                    Outlet Stores, Inc.
                                    Penhaligon's by Request, Inc.
                                    Rio Sportswear, Inc.
                                    Ubertech Products, Inc.
                                    Ventures Ltd.
                                    Warmana Limited
                                    Warnaco Inc.
                                    Warnaco International, Inc.
                                    Warnaco International, LLC
                                    Warnaco Men's Sportswear Inc.
                                    Warnaco Operations Corporation
                                    Warnaco Puerto Rico, Inc.
                                    Warnaco Sourcing Inc.
                                    Warnaco U.S., Inc.
                                    Warnaco Ventures Ltd.
                                    Warner's de Costa Rica Inc.

         Content of Application for Qualification. This application for qualification comprises:

         (a)      Pages number 1 to 17 consecutively.

         (b) The statement of eligibility and qualification on form T-1 of Wells Fargo Bank N.A., as Trustee under the Indenture to be qualified (included as Exhibit 25.1 hereto).

         (c) The following exhibits in addition to those filed as part of the statement of eligibility and qualification of each trustee:

   Exhibit T3A-1      -    Restated Certificate of Incorporation of Warnaco
                           Inc. as in effect on the date of filing hereof
                           (filed herewith)

   Exhibit T3A-2      -    Certificate of Amendment to Certificate of
                           Incorporation of Warnaco Inc. to be filed as of a date at least 10 days prior to the Voting Deadline pursuant to the Plan (filed herewith)

   Exhibit T3B        -    Bylaws of Warnaco Inc. as in effect on the date of
                           filing hereof (filed herewith)

   Exhibit T3C        -    Draft form of Indenture between Warnaco Inc., The
                           Warnaco Group, Inc. as Guarantor, and Wells Fargo
                           Bank, N.A., as Trustee (filed herewith)

   Exhibit T3D        -    Not Applicable

   Exhibit T3E-1      -    Joint Disclosure Statement of the Applicant
                           pursuant to Section 1125 of the Bankruptcy Code dated November 8, 2002. Incorporated by reference to Exhibit 99.3 to the Quarterly Report on Form
                           10-Q filed by Warnaco Group, Inc., on November 18,
                           2002 with the SEC

   Exhibit T3E-2      -    First Amended Joint Plan of Reorganization of the
                           Warnaco Group, Inc. and its affiliated Debtors and Debtors in Possession Under Chapter 11 of the
                           Bankruptcy Code. Incorporated by reference to
                           Exhibit 99.2 to the Quarterly Report on Form 10-Q filed by Warnaco Group, Inc., on November 18, 2002 with the SEC

   Exhibit T3E-3      -    Technical Modifications to the First Amended Joint
                           Plan of Reorganization of the Warnaco Group, Inc.
                           and its affiliated Debtors and Debtors in Possession Under Chapter 11 of the Bankruptcy Code, dated November 8, 2002 (filed herewith)

   Exhibit T3E-4      -    First Amended and Restated Schedules 1.70, 5.6 and
                           5.17 to the First Amended Joint Plan of
                           Reorganization of the Warnaco Group, Inc. and its affiliated Debtors and Debtors in Possession Under
                           Chapter 11 of the Bankruptcy Code, dated November
                           8, 2002 (filed herewith)

   Exhibit T3E-5      -    Second Amended and Restated Schedules 3.1 and 3.2
                           to the First Amended Joint Plan of Reorganization of the Warnaco Group, Inc. and its affiliated
                           Debtors and Debtors in Possession Under Chapter 11
                           of the Bankruptcy Code, dated November 8, 2002
                           (filed herewith)

   Exhibit T3F        -    Cross Reference Sheet (filed herewith)

   Exhibit 25.1       -    Form T-1 qualifying Wells Fargo, N.A. as Trustee
                           under the Indenture to be qualified (filed herewith)

                                   SIGNATURE

         Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Warnaco Inc., a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of New York, and State of New York, on the 17th day of January, 2003.




                                            WARNACO INC.


                                            By: /s/ James P. Fogarty
                                                ______________________
                                                Name:  James P. Fogarty
                                                Title: Chief Financial Officer





Attest:

By: /s/ Stanley P. Silverstein
    ___________________________
    Name:  Stanley P. Silverstein
    Title: Vice President, General
           Counsel and Secretary